ehillis@russelmetals.com

Dear Sirs:

RE:     RUSSEL METALS INC.

The following material(s) were sent by prepaid mail to all registered shareholders of the above-mentioned Company on April 2, 2003.

X	Proxy
X	Notice of Meeting/Information Circular
X	MD & A
X	Annual Report for the Fiscal Year Ended December 31, 2002
X	Annual Financial Statement for the Fiscal Year Ended December 31, 2002
X	Supplemental Mail List Card

However, we have not mailed material(s) to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,

CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

pk\L_RusselMetals

CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks